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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
      PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       INTEGRATED SECURITY SYSTEMS, INC.
                                (NAME OF ISSUER)


                       INTEGRATED SECURITY SYSTEMS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   REDEEMABLE COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                  45812J 12 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               GERALD K. BECKMANN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       INTEGRATED SECURITY SYSTEMS, INC.
                        8200 SPRINGWOOD DRIVE, SUITE 230
                              IRVING, TEXAS 75063
                                 (972) 444-8280

                                WITH A COPY TO:
                                DAVID ODEN, ESQ.
                             HAYNES AND BOONE, LLP
                                901 MAIN STREET
                                   SUITE 3100
                              DALLAS, TEXAS 75202
                                 (214) 651-5000
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                               FEBRUARY 26, 1998
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)
                           CALCULATION OF FILING FEE

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        Transaction Valuation                        Amount of Filing Fee
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           $589,062.50 (1)                                  $117.81
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

(1)  For purposes of calculating fee only.  The market value of the Public
     Warrants proposed to be acquired by Integrated Security Systems, Inc. was established by multiplying $0.40625, the average of the bid and ask prices of the Public Warrants as of February 25, 1998, by 1,450,000, the number of Public Warrants that the Company has offered to acquire. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities
     Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

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ITEM 1.  SECURITY AND ISSUER

         Preliminary Note: References in this Statement to the "Offering
Circular" are to the Offering Circular dated February 26, 1998, filed herewith as Exhibit 99.1 and made a part hereof.

         (a)     The name of the Issuer is Integrated Security Systems, Inc., a
Delaware corporation (the "Company"), and the address of its principal executive office of the Company is 8200 Springwood Drive, Suite 230, Irving,
Texas 75063.

         (b)     As of February 25, 1998, the Company had 1,450,000 Redeemable
Common Stock Purchase Warrants (the "Public Warrants") outstanding held by 52 record holders. The Company is offering to purchase any or all outstanding
Public Warrants by exchanging one warrant (the "Exchange Warrants") to purchase one (1) share of the Company's common stock, $.01 par value per share (the
"Common Stock"), for each Public Warrant validly tendered, upon the terms and subject to the conditions set forth in the Offering Circular and related Letter of Transmittal, a copy of which is filed herewith as Exhibit 99.2 and incorporated by reference herein. The information set forth in the Offering
Circular on the Cover Page and under the captions "Summary," "The Offer--Terms of the Offer; Number of Public Warrants," and "Description of Exchange
Warrants, Public Warrants and Common Stock," is hereby incorporated by reference herein.

         (c) The information set forth in the Offering Circular under the captions "Price Range of the Public Warrants," "The Offer--Effect of the Offer on the Market for the Public Warrants; Stock Exchange Listing; Registration
Under the Exchange Act" and "The Offer--Listing of the Exchange Warrants" is hereby incorporated by reference herein.

         (d)     Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in the Offering Circular on the Cover Page and under the captions "The Offer--Terms of the Offer; Number of Public Warrants" and "Description of Exchange Warrants, Public Warrants and
Common Stock" is hereby incorporated by reference herein.

         (b)     Not applicable.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
AFFILIATE

         The information set forth in the Offering Circular under the caption
"Purpose of the Offer" in the Offering Circular is incorporated herein by reference.

         Other than as described in this Item, the Company presently has no plans or proposals which relate to or would result in any of the matters listed in Items 3(a) through 3(j) of Schedule 13E-4. Reference is made to the information under the captions "The Offer--Effect of the Offer on the Market for the Public Warrants; Stock Exchange Listing; Registration Under the
Exchange Act," "The Offer--Listing of the Exchange Warrants" and "Description of Exchange Warrants, Public Warrants and Common Stock" in the Offering
Circular, which information is hereby incorporated by reference herein.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

         Neither the Company nor, to the best of its knowledge, any of the other persons covered by Item 4 of Schedule 13E-4 has effected any transaction in the Public Warrants during the 40 business days preceding the date of the Offering Circular. The information set forth in the Offering Circular under the caption "Description of Exchange Warrants, Public Warrants and Common
Stock" is hereby incorporated by reference herein.

ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO THE ISSUER'S SECURITIES

         Except as set forth in the Offering Circular under the captions
"Purpose of the Offer" and "Description of Exchange Warrants, Public Warrants and Common Stock," which are incorporated herein by reference, there are no contracts, arrangements, understandings or relationships relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, and any person, with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).





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ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

          As stated in the Offering Circular, the Company will not make any payments to brokers, dealers or other persons for soliciting or recommending acceptances of the Offer.

         The information appearing in the Offering Circular under the captions
"The Offer--Solicitation of Tenders; Expenses" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION

         (a) Reference is hereby made to the financial information of the Company in its Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, filed with the Commission on September 26, 1997, and its Quarterly
Reports on Form 10-QSB for the fiscal quarter ended September 30, 1997, filed with the Commission on November 14, 1997, and for the fiscal quarter ended
December 31, 1997, filed with the Commission on February 17, 1998, all of which are incorporated by reference herein.

         (b)     Not Applicable.

ITEM 8.  ADDITIONAL INFORMATION

         (a)     Not Applicable.

         (b)     Not Applicable.

         (c) The information appearing in the Offering Circular under the caption "The Offer--Effect of the Offer on the Market for the Public Warrants;
Stock Exchange Listing; Registration Under the Exchange Act" is incorporated herein by reference.

         (d)     Not Applicable.

         (e) The Offering Circular and the Letter of Transmittal, each of which is filed as an exhibit hereto, are incorporated herein in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

99.1     --      Form of Offering Circular dated February 26, 1998

99.2     --      Form of Letter of Transmittal

99.3     --      Form of Letter to Warrant holders from the President and Chief
                 Executive Officer of the Company

99.4     --      Form of Letter to Securities Dealers, Commercial Banks, Trust
                 Companies and Other Nominees

99.5     --      Form of Letter to Clients

99.6     --      Form of Notice of Guaranteed Delivery

99.7     --      Press release issued February 26, 1998

99.8     --      Form of Guidelines for Certification of Taxpayer
                 Identification Number on Substitute Form W-9

99.9     --      Warrant Agreement, dated as of April 20, 1993, by and among the Company, American Stock Transfer & Trust Company and
                 Thomas James Associates, Inc., a New York corporation, filed as Exhibit 4.3 to the Company's Registration Statement on Form
                 SB-2 (File No. 33-59870-FW) and incorporated by reference
                 therein

99.10    --      Warrant Agreement, dated as of February 25, 1998, by and
                 between the Company and the American Stock Transfer & Trust
                 Company





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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 1998                 INTEGRATED SECURITY SYSTEMS, INC.


                                        By:  /s/  GERALD K. BECKMANN
                                           ----------------------------
                                                  Gerald E. Beckmann
                                                  President and Chief Executive
                                                  Officer





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                                 EXHIBIT INDEX

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

EXHIBIT
NUMBER            EXHIBIT NAME
-------           ------------
99.1       --     Form of Offering Circular dated February 26, 1998

99.2       --     Form of Letter of Transmittal

99.3       --     Form of Letter to Warrant holders from the President and
                  Chief Executive Officer of the Company

99.4       --     Form of Letter to Securities Dealers, Commercial Banks, Trust
                  Companies and Other Nominees

99.5       --     Form of Letter to Clients

99.6       --     Form of Notice of Guaranteed Delivery

99.7       --     Press release issued February 26, 1998

99.8       --     Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9

99.9       --     Warrant Agreement, dated as of April 20, 1993, by and among the Company, American Stock Transfer & Trust Company and
                  Thomas James Associates, Inc., a New York corporation, filed as Exhibit 4.3 to the Company's Registration Statement on
                  Form SB-2 (File No. 33-59870-FW) and incorporated by
                  reference therein

99.10      --     Warrant Agreement, dated as of February 25, 1998, by and
                  between the Company and the American Stock Transfer & Trust
                  Company





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